

02007371

3-11-02

UNITED STATES
'RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
Hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31078



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brauvin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 North LaSalle Street, Suite 3100
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Murphy — 312-759-7660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One S. Wacker Dr, #800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Brault, affirm that, to the best of my knowledge and belief the accompanying statement of financia condition pertaining to the firm of Brauvin Securites, Inc. as of December 31, 2001, is true and correct. I furthe affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27 day of FEBRUARY 2002

Conni Bliss Evans
Notary Public


"OFFICIAL SEAL"
Conni Bliss Evans
Notary Public, State of Illinois
My Commission Expires Sept. 24, 2005

James L. Brault
Signature
~~Client name~~ Brauvin Securities, In
Vice President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Brauvin Securities, Inc.
Table of Contents
December 31, 2001

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Brauvin Securities, Inc.

We have audited the accompanying statement of financial condition of Brauvin Securities, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brauvin Securities, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 28, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Brauvin Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 8,258
Due from affiliates	2,166
Total assets	$ 10,424

Liabilities and Shareholders' Deficit

Liabilities	
Accounts payable and accrued expenses	$ 450
Liabilities subordinated to claims of general creditors	20,000
	20,450
Shareholders' deficit	
Common stock	60
Additional paid-in capital	5,940
Accumulated deficit	(16,026)
Total shareholders' deficit	(10,026)
Total liabilities and shareholders' deficit	$ 10,424

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Brauvin Securities, Inc. (the "Company") is an Illinois corporation formed on December 3, 1983. The Company is a securities broker-dealer registered with the National Association of Securities Dealers ("NASD").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 Transactions with Affiliates

The Company is provided office space and services by an affiliate without charge. The affiliate is also expected to pay the Company's audit fees for 2001.

As a result of a lawsuit that was settled during 1997 in favor of the Company, the Company was required to pay expenses of $15,540. On May 30, 1997, the Company entered into a loan agreement with a shareholder to pay the required expenses, which the NASD subsequently approved as a satisfactory subordinated loan agreement, as defined by the NASD, effective July 24, 1997. In accordance with the subordinated loan agreement, accrued interest was considered additional subordinated capital for the purposes of computing net capital as described in Note 3. On August 29, 2000, the NASD approved a new subordinated loan agreement with the same shareholder for $20,000, replacing the initial loan which was simultaneously paid upon approval by the NASD in the amount of $15,540. The new subordinated loan agreement matures on August 30, 2005 and accrues interest at a rate of 1.12 percent per annum.

Note 3 Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital. As defined under the rule, "minimum net capital" shall include the outstanding principal amount of the satisfactory subordinated loan agreement. Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. At December 31, 2001, the Company had net capital, as defined, of $7,808 which was $2,808 in excess of its required net capital. The net capital requirements may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to the claims of general creditors.

Note 4 Income Taxes

The Company has available for use in the future approximately $16,000 in net operating losses incurred for income tax purposes. Such losses expire in 2012.


FEB 28 2002

Brauvin Securities, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants